SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               LEHIGH GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    524816105
                                 (Cusip Number)

                   Richard C. Hoffman, Southwicke Corporation
                  1430 Broadway, 13th Floor, New York, NY 10018
                                 (212) 391-1392
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  February 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  524816105

         1)       Names  of  Reporting  Persons/S.S.  or  I.R.S.
                  Identification  Nos.  of  Above  Person:
                  SOUTHWICKE CORPORATION

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: DELAWARE

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): CO

CUSIP No.  524816105

         1)       Names of Reporting Persons/S.S. or I.R.S.
                  Identification Nos. of Above Person:
                  HALTON HOUSE, LTD.

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: BAHAMAS

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): CO

CUSIP No.  524816105

         1)       Names of  Reporting  Persons/S.S.  or  I.R.S.
                  Identification  Nos.  of  Above  Person:
                  THE  HALTON DECLARATION OF TRUST

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: BAHAMAS

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): OO

CUSIP No.  524816105

         1)       Names of Reporting Persons/S.S. or I.R.S.
                  Identification Nos. of Above Person:
                  RICHARD L. KRAMER

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: U.S.

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): IN

CUSIP No.  524816105

         1)       Names of Reporting Persons/S.S. or I.R.S.
                  Identification Nos. of Above Person:
                  WILLIAM L. REMLEY

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: U.S.

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): IN

CUSIP No.  524816105

         1)       Names of Reporting Persons/S.S. or I.R.S.
                  Identification Nos. of Above Person: RICHARD C. HOFFMAN

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): N/A

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization: U.S.

Number of                  (7)      Sole Voting Power:        - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power:      - 0 -
Owned by
Each Report-               (9)      Sole Dispositive Power:   - 0 -
ing Person
With                       (10)     Shared Dispositive Power: - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  - 0 -

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions): [ ]

         13)      Percent of Class Represented by Amount in Row 11:    0.0%

         14)      Type of Reporting Person (See Instructions): IN

Item 1(a)         Name of Issuer

                  Lehigh Group, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  810 Seventh Avenue
                  New York, New York  10019

Item 2(a)         Name of Person Filing

                  Reference is made to Item 1 of each of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference.

Item 2(b)         Address of Principal Business or, if none, Residence

                  SOUTHWICKE CORPORATION
                  1430 Broadway, 13th Floor
                  New York, New York 10018

                  HALTON HOUSE, LTD.
                  c/o Coutts and Company (Bahamas) Ltd.
                  P.O. Box N7788
                  West Bay Street
                  Nassau, Bahamas

                  THE HALTON DECLARATION OF TRUST
                  c/o Coutts and Company (Bahamas) Ltd.
                  P.O. Box N7788
                  West Bay Street
                  Nassau, Bahamas

                  BAHAMAS PROTECTORS, LTD.
                  c/o Charlotte House
                  Charlotte Street
                  P.O. Box N-341
                  Nassau, Bahamas

                  RICHARD L. KRAMER
                  Business address:
                  1430 Broadway, 13th Floor
                  New York, New York 10018

                  WILLIAM L. REMLEY
                  Business address:
                  1430 Broadway, 13th Floor
                  New York, New York 10018

                  RICHARD C. HOFFMAN
                  Business address:
                  16 Cove Road
                  Greenwich, Connecticut 06870

Item 2(c)         Citizenship

                  Reference is made to Item 6 of each of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference.

Item 2(d)         Title of Class of Securities

                  Common

Item 2(e)         CUSIP Number

                  524816105

Item 3            Type of Reporting Person

                  Reference is made to Item 14 of each of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference.

Item 4            Ownership

                  Reference is made to Items 7 - 11 and 13 of each of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class

                  This statement is being filed to report the fact that as of February 7, 1997, the reporting persons have ceased to be the beneficial owners of more than five percent of the securities that are the subject of this statement.

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8            Identification and Classification of Members of the Group

                  Not applicable

Item 9            Notice of Dissolution of Group

                  Not applicable.

Item 10  Certification

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    February 18, 1997          SOUTHWICKE CORPORATION


                                    By /s/ William L. Remley
                                    ------------------------------
                                       Name:  William L. Remley
                                       Title: President

                                     HALTON HOUSE, LTD.


                                     By /s/ William L. Remley
                                     ------------------------------
                                        Name:  William L. Remley
                                        Title: President

                                     THE HALTON DECLARATION OF TRUST
                                     By:  BAHAMAS PROTECTORS, LTD.


                                     By /s/ Gary R. Siegel
                                     ------------------------------
                                        Gary R. Siegel under Power of Attorney

                                     BAHAMAS PROTECTORS, LTD.


                                     By /s/ Gary R. Siegel
                                     ------------------------------
                                        Gary R. Siegel under Power of Attorney


                                    /s/ Richard L. Kramer
                                    -------------------------------
                                    RICHARD L. KRAMER


                                    /s/ William L. Remley
                                    -------------------------------
                                    WILLIAM L. REMLEY


                                   /s/ Richard C. Hoffman
                                   --------------------------------
                                   RICHARD C. HOFFMAN